                                                                    EXHIBIT (12)

                             CMS ENERGY CORPORATION
                     Ratio of Earnings to Fixed Charges and
                Preferred Securities Dividends and Distributions
                              (Millions of Dollars)

                                                      Six Months
                                                        Ended                              Years Ended December 31 -
                                                     June 30, 1999   1998       1997      1996       1995       1994
                                                     ----------------------------------------------------------------
                                                                      (b)
Earnings as defined (a)
Consolidated net income                                  $ 173      $ 242      $ 244     $ 224      $ 195      $ 177
Income taxes                                                67        100        108       137        113         91
Exclude equity basis subsidiaries                          (37)       (92)       (80)      (85)       (57)       (18)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $23,$28, $13,
  $5, $4 and $2 million for the six months
  ended June 30, 1999 and for the years ended
  December 31, 1998, 1997, 1996, 1995
  and 1994, respectively                                   252        395        360       313        299        253
                                                         -----------------------------------------------------------

Earnings as defined                                      $ 455      $ 645      $ 632     $ 589      $ 550      $ 503
                                                         ===========================================================


Fixed charges as defined (a)
Interest on long-term debt                               $ 230      $ 319      $ 273     $ 230      $ 224      $ 193
Estimated interest portion of lease rental                   3          8          8        10          9          9
Other interest charges                                      21         48         49        43         42         30
Preferred securities dividends and
  distributions                                             34         77         67        54         42         36
                                                         -----------------------------------------------------------

Fixed charges as defined                                 $ 288      $ 452      $ 397     $ 337      $ 317      $ 268
                                                         ===========================================================

Ratio of earnings to fixed charges and
 preferred securities dividends and distributions         1.58       1.43       1.59      1.75       1.74       1.88
                                                         ===========================================================


NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.